

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 21, 2008

via U.S. mail and facsimile

Patrick Hassey, Chief Executive Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania   15222-5479

> **RE: Allegheny Technologies Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Definitive Proxy Statement**
> **Filed March 25, 2008**
> **File No. 001-12001**

Dear Mr. Hassey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief